Stop 6010

April 1, 2008

Greg Bibbes
General Counsel
Infineon Technologies North America Corp.
640 N. McCarthy Blvd.
Milipitas, California 95035

      Re: **Infineon Technologies AG**
               Form 20-F for the Fiscal Year Ended September 30, 2007
               File No. 001-15000

Dear Mr. Bibbes:

      We have completed our review of the Form 20-F and related filings for Infineon Technologies AG and have no further comments at this time.

                    Sincerely,

                    Tim Buchmiller
                    Senior Attorney

cc (via fax):   Timothy J. Corbett
                    Wilmer Cutler Pickering Hale and Dorr LLP